SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -----------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                     JARDINE FLEMING CHINA REGION FUND, INC.
                       (Name of Subject Company (issuer))


                     JARDINE FLEMING CHINA REGION FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                            -----------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    471110106
                      (CUSIP Number of Class of Securities)

                           -----------------------

                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                                   39TH FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

==============================================================================
     Transaction Valuation               Amount of Filing Fee
------------------------------------------------------------------------------
       $ 9,699,167.26(a)                     $ 1,939.83(b)
==============================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 1,172,856 shares in the offer, based upon a price per share of $8.2697, which represents 95% of the net asset value per share at July 9, 2001.
(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $2,079.24
     Form or Registration No.       SC TO-I         File No.:005-49095
     Filing Party:                  Jardine Fleming China Region Fund, Inc.
     Date Filed:                    June 11, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

[X] Check the following box if the filing is a final amendment reporting the results of the tender offer:

July 10, 2001

JARDINE FLEMING CHINA REGION FUND, INC. ANNOUNCES
PRELIMINARY TENDER OFFER RESULTS

Jardine Fleming China Region Fund, Inc. announces that the Fund's tender offer for 1,172,856 shares of its common stock, representing 20% of the Fund's issued and outstanding shares, expired as scheduled yesterday at 12:00 midnight New York time.

Based upon currently available information, approximately 2,693,747.89 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering shareholder is estimated to be 43.5399% of the shares properly tendered. The numbers in this announcement are subject to adjustment and should not be regarded as final. The actual number of shares properly tendered and the proration percentage will be announced at a later date. The purchase price of properly tendered shares is $8.2697, which represents 95% of the Fund's net asset value per share on July 9, 2001.

================================================================================

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Jardine Fleming China Region Fund, Inc.

                                         By: /s/ John P. Falco

                                         Name: John P. Falco
                                         Title: Assistant Secretary
                                         Dated: July 10, 2001